UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

    Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

    Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

    Yes  ☐            No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation and further to the relevant information dated 1 February 2018, hereby communicates the following:

RELEVANT INFORMATION

The Board of Directors of BBVA has resolved to propose to the Annual General Meeting of Shareholders a cash payment in a gross amount of EUR 0.15 per share as final dividend for 2017 that will be paid on 10 April 2018 if approved. The main characteristics of the payment are detailed below:

Gross dividend per share: EUR 0.15

Net dividend per share: EUR 0.1215 (withholding tax rate of 19%)

Last trading date: 5 April 2018

Ex-dividend date: 6 April 2018

Record date: 9 April 2018

Payment date: 10 April 2018, according to the regulations applicable to the depositary entities and using the means that IBERCLEAR makes available to such entities.

Madrid, 12 February 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 12, 2018	By:	/s/ Javier Malagón Navas
	Name:	Javier Malagón Navas
	Title:	Performance Management & Capital Director